Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On the evening of May 21, 2015, Integrys Energy Group, Inc. (“Integrys”) posted the following Q&A sheet to the Integrys internal transaction website:

Questions & Answers about Wisconsin Energy Corporation’s Acquisition of Integrys Energy Group
May 21, 2015
FINAL

OPERATIONAL
1.	What are the names of the systems used at Wisconsin Energy?

Some of the bigger systems Wisconsin Energy uses are SAP for financials, Customer/1 for its CIS, and STORMS (a different version of Integrys’ Logica) for distribution work management. Both companies use Outlook for email and calendaring.

2.	Will Wisconsin Energy entertain some Integrys systems and processes as Integrys is far more diverse?

In the short- to medium-term, it is anticipated that both Wisconsin Energy and Integrys will use their existing systems. Over time, changes in and/or consolidations of systems will be made based on what makes the best business sense.

3.	Is Wisconsin Energy going to outsource parts of what Integrys does today?
Sourcing decisions will be part of the discussions in the months after the transaction closes. Historically, Integrys has done more outsourcing than Wisconsin Energy.

4.
What exactly does headquarters in Green Bay, Milwaukee and Chicago mean? Is the vision that the support groups will be in all three locations and we will have a virtual organization similar to today?  Or will it be more area by area in one location?

The corporate headquarters for WEC Energy Group, as well as the operating headquarters for We Energies, will be in metropolitan Milwaukee. In addition, Wisconsin Public Service and the Illinois utilities will maintain their existing operating headquarters in Green Bay and Chicago, respectively. Location of support groups will be determined in the months after closing.

5.	Will the operating Energy Supply headquarters include separate resource strategy, planning, operations and engineering?

Wisconsin Energy is organized along generally similar lines as WPS, PGL, etc. We expect that functions required to run the utility operations will initially stay in their current locations. Over time, where it makes business sense, these functions may be consolidated.

6.	Will district offices be combined in locations where WPS and We Energies offices are close together?

If the proposed transaction is approved, no offices will be combined on Day One. WEC Energy Group would become the parent company for the existing utilities of Wisconsin Energy and Integrys Energy Group. Our plan is for WEC Energy Group to function as one company with seven customer-facing brands focused on operating efficiency and customer satisfaction. Decisions about the most efficient ways to operate field offices and support services will be part of discussions after the transaction closes.

7.	How does Wisconsin Energy feel about employees working from a remote company facility or a home office?
Wisconsin Energy generally expects that employees will work from approved company work locations.

8.
After all of the work over the years that Standards has done to get us on the “Integrys Standard,” will any of it remain relevant going forward after merging with Wisconsin Energy or is it a moot point to standardize with Wisconsin Energy taking over (i.e. will Wisconsin Energy impose their standards on Integrys to change again)?

The new company will be looking for safe, reliable, efficient and effective processes and procedures, just as Integrys has. That said, Wisconsin Energy will be the majority owner of the new company, so final decisions about changes to standards will rest with Wisconsin Energy management.

9.
In its presentation about the merger to the Public Service Commission of Wisconsin, Wisconsin Energy included in a chart depicting their proposed post-merger organizational structure an entity called “WEC Business Services LLC.”  Will that entity be the successor to IBS? What services will it provide? Would its existence increase or decrease the chances of continued employment of current IBS employees with Wisconsin Energy?

The name “WEC Business Services” (or WBS) was adopted to reflect the fact that the shared service company will need to support the combined company, including its several public utilities. IBS will be renamed to WBS on Day One and it is anticipated that on January 1, 2016, Wisconsin Energy personnel that provide service across utilities will move to WBS for cost allocation purposes. To be clear, current discussions center upon the scope of WBS - e.g. which functions should be part of WBS and which should be part of the utilities - and those discussions should be finalized shortly after closing.

10.	What happens if one state doesn’t approve the transaction, but the others do?
To complete the sale, Wisconsin Energy and Integrys must receive all required regulatory approvals.

11.	What are the things that Wisconsin Energy is good at that we can learn from?
Wisconsin Energy excels at reliability, customer service and cost management.

12.	Do you anticipate more changes after Wisconsin Energy comes in? Any organizational changes?
Over time, as the new, combined company applies best practices system-wide and works to continue to control costs, some organizational changes are likely.

13.	Will the Crain’s article which alleged mismanagement of costs on the AMRP program have any impact on the Wisconsin Energy acquisition or the new org design for PGL?

First, both Integrys and Wisconsin Energy have processes in place to investigate claims like those made in the article. Additionally, both companies have said they will accept the recommendations of the independent audit report. The organizational design of PGL will reflect Wisconsin Energy’s goals of successful AMRP implementation and customer service.

14.	How do the goals of Wisconsin Energy align with the goals of the ICE project?
Wisconsin Energy is a very customer-focused company. The ICE program is consistent with the overall goal of increased customer satisfaction.

15.	Will the ICE program eventually incorporate We Energies’ system or will Integrys switch to their system?

That is unknown at this point. The version of Open-cIS that Integrys is implementing does have capacity for additional customers and could be an option for We Energies, but this is a question that will be addressed as part of transition discussions after the close.

16.	Has Wisconsin Energy approved the PGL Road Map?
Integrys makes its own business decisions until closing. Wisconsin Energy leaders have been briefed about the Road Map 2015 work as part of the get-acquainted meetings.

17.
In the March 31 update, what was the purpose of defining IBS as it related to Integrys? Will the newly formed company model this group and separate these areas from the regulated part of the new merged company? Do we have to do this because of the multiple states involved?

We were answering a question, but the purpose of profiling IBS was to give Wisconsin Energy employees a sense of what the shared-services entity does to support the Integrys operating companies. The shared-services model that IBS uses works well across the multiple states, so it’s a reasonable starting point for our conversations.

FINANCIAL/STOCK/TRANSACTION-RELATED

18.	Are any severance packages going to be offered?
It is not expected that any severance will be offered before closing. It has not been determined if severance packages will be offered after closing.

19.	Will a “major milestone” schedule be available with items like FERC and PSCW filings?

The timelines and progress of regulatory approval have been and will continue to be published in the Transaction Update newsletters that are available on each company’s intranet (iConnect and PowerNet).

20.	Does We Energies or Wisconsin Energy currently offer a lump-sum option for employees’ retirement benefits?
Yes, Wisconsin Energy offers a lump-sum option as part of its retirement benefits.

21.	Will the stock transaction that happens with the merger have any impact on the cost basis of the stock held in the Integrys ESOP?

The Integrys ESOP is a stock-based plan that will remain open as of Day One. Current Integrys stock in the plan will be treated like any other Integrys shares. Shortly after close of the transaction, participant account holders will receive within the plan the same transaction consideration (1.128 Wisconsin Energy shares plus $18.58 cash per share for each share of Integrys) as is received by all other Integrys stockholders.

In general, the cost basis in Wisconsin Energy shares obtained in the transaction will equal the cost basis of the Integrys shares that are exchanged. There are no immediate tax implications of the exchange to ESOP account holders since all assets within the plan, including those received during the exchange, remain tax-deferred. Taxes will only be incurred when a participant takes a distribution from the ESOP.

Integrys ESOP participants should consult with their personal tax advisors when considering a distribution from the plan. For other questions regarding Integrys’ plans, Integrys employees should review the previously distributed benefits summary.

22.	Do all the states have a time frame in which they must make a decision?

All the state utility commissions have this transaction on their calendars. Michigan gave its approval on April 23; Wisconsin voted to approve the transaction on April 30, and we received the final written order from the Wisconsin Commission on May 21. The transaction still requires the approval of the commissions in Minnesota and Illinois, which are expected to make their respective decisions between June and early July.  We have already received clearance from the FERC, FCC and the U.S. Department of Justice, as well as approval from the shareholders of both companies.

23.
Is the $18.58 cash portion of the buyout for Integrys stockholders fixed, regardless of the current price for Integrys stock at time of closing?  For example, if Integrys stock was at $70.50 at time of closing, would the cash portion still be $18.58 or would it drop to the differential between $70.50 and the initial value of the transaction of $71.47, or $0.97?

The $18.58 cash portion is a fixed amount and will not change. The exchange ratio of 1.128 shares of Wisconsin Energy stock for each share of Integrys stock also is fixed and will not change.

24.
Does the stock premium that Wisconsin Energy is paying at the close of buying Integrys only apply to outstanding Integrys shares at the time of the acquisition announcement?  Or will it apply to all outstanding Integrys shares at the time of close?

The premium Wisconsin Energy is paying (exchange rate of $18.58 in cash and 1.128 shares) will apply to all outstanding Integrys shares at the time of closing.

25.	Do the employees who participate in the Integrys ESOP own shares of Integrys stock or units of stock?
Employees who participate in the Integrys ESOP hold shares of Integrys stock in their accounts. Each share is one unit, so there is no meaningful difference in the terms.

26.	If I have 100 shares of stock, where will the $1,858 end up after the close of the deal?
There are a wide variety of account types in which owners of Integrys stock may hold their shares.

If the shares are held in book-entry form at American Stock Transfer, shortly after the transaction closes you will automatically receive from the exchange agent, Computershare, 1.128 Wisconsin Energy shares in book-entry form plus $18.58 per share in cash for each share of your Integrys stock. If you hold shares in certificate form at American Stock Transfer, you will receive an Exchange Form from Computershare. You will need to complete and sign the Exchange Form and then return it to Computershare with your certificates to receive your transaction consideration (1.128 Wisconsin Energy shares plus $18.58 cash per share for each share of Integrys).

If your Integrys shares are held with a bank, broker, nominee or other fiduciary, including the trustee of any Integrys employee plan, the bank, broker, nominee or other fiduciary will be responsible for distributing your transaction consideration (1.128 Wisconsin Energy shares plus $18.58 cash per share for each share of Integrys) shortly after transaction close. You should check with your bank, broker, nominee or other fiduciary for more details, but in almost all cases we anticipate that the stock and cash portions of the consideration for the Integrys shares will likely be deposited directly in the account in which you currently hold your Integrys shares.

27.	If I have Integrys ESOP and 401(k) stock, how does the $18.58 per share payout affect each?

Before the close, we will establish Wisconsin Energy stock accounts for plan participants in the Integrys ESOP and 401(k) plans. At the close, the cash and Wisconsin Energy shares received will go into plan participants’ accounts.

28.	What choices do I have about where the money is invested?
We expect that all funds that are not company stock will continue to be available. However, there are still a few outstanding questions about how the company stock fund will be handled.

29.	With the closing of the Wisconsin Energy/Integrys transaction, Integrys shareholders will receive a “cash payout” of $18.58 per share. Is this a true statement?
Yes, that is correct, along with 1.128 shares of Wisconsin Energy stock for each share of Integrys stock. Partial shares will be settled with cash.

30.	Will the company provide any communication to employees regarding the potential tax implications, or provide any related guidance?
We cannot provide specific tax guidance. Employees should seek advice from sources they trust.

31.	Can we get clarification on what will happen to the Integrys ESOP after Day One?

The Integrys ESOP is a stock-based plan that will remain open as of Day One. Current Integrys stock in the plan will be treated like any other Integrys shares. Shortly after close of the transaction, participant account holders will receive within the plan the same transaction consideration (1.128 Wisconsin Energy shares plus $18.58 cash per share for each share of Integrys) as is received by all other Integrys stockholders. It has been decided that the $18.58 will be used to purchase additional stock, in keeping with the plan’s status as an ESOP (Employee Stock Ownership Plan).

Further, the ESOP will remain open and continue to receive contributions on the same schedule per the terms of the ESOP plan document through Dec. 31, 2015. This means matching and nonmatching contributions per specific collective bargaining agreement.  These contributions will be made in the form of WEC shares, as will any dividends declared between close and Dec. 31, 2015.

The Integrys stock held in the closed PEC ESOP will be treated in the same manner on Day One.  While there are no new contributions going into this plan, any dividends declared between close and the end of the year will be used to purchase additional stock.

In general, the cost basis allocated to Wisconsin Energy shares obtained in the transaction will equal the cost basis that had been allocated to the Integrys shares that are exchanged. There are no immediate tax implications of the exchange to ESOP account holders since all assets within the plan, including those received during the exchange, remain tax-deferred. Taxes will only be incurred when a participant takes a distribution from the ESOP.

Integrys ESOP and PEC ESOP participants should consult with their investment and tax advisers when considering a distribution from the plan and when planning to diversify their investments within the ESOP. For other questions regarding Integrys’ plans, Integrys employees should review the previously distributed benefits summary.

Employees are reminded that they can later elect to diversify their holdings into other available investments within the Integrys ESOP.

32.	Can we get clarification on what will happen to the closed Integrys Stock Funds in the Integrys 401(k) Plan and the PEC Thrift Plan after Day One?

As with the ESOP, current Integrys stock in those plans will be treated like stock held by any other Integrys shareholder. Shortly after close of the merger, the Funds will receive the same transaction consideration (1.128 Wisconsin Energy shares plus $18.58 cash per share for each share of Integrys) as is received by all other Integrys stockholders. It has been decided that the $18.58 will be used to purchase additional stock. The Funds will continue with the same rules, using any dividends declared between close and Dec. 31, 2015, to purchase WEC stock but otherwise remain closed to new contributions.

33.	When the merger closes, what will happen to the shares that I hold in the Stock Investment Plan and/or dividend reinvestment plan/DRIP/DRP?

Under the terms of the merger agreement with Wisconsin Energy, the Stock Investment Plan (Plan) will be terminated effective June 10, 2015, prior to the merger effective date.  Once the Plan is terminated, no further purchase right under the Stock Investment Plan will be granted to Plan participants.  The employee payroll deduction for share purchases will be stopped prior to the merger effective date.

We will deliver to you book-entry (direct registration) shares for any whole shares credited to your account under the Plan.  We will make a cash payment for any fractional shares credited to your account under the Plan.  The Plan administrator, American Stock Transfer, will roll-up all of the fractional shares for all Plan participants and sell the accumulated full shares in the open market.  The sale price obtained in the open market is used to determine your cash payment in lieu of fractional shares.

34.	Why is the Stock Investment Plan being terminated?

Under the terms of the merger agreement with Wisconsin Energy, the company is required to terminate the Stock Investment Plan prior to the close of the merger.  In order to meet this requirement and to provide Plan participants with timely notice, the Plan is being terminated effective June 10, 2015.

35.
As an employee of the company, I am able to purchase company stock without a commission through the Stock Investment Plan.  This is a benefit of being an employee of the company.  If you agreed not to change employee benefits for one year; how is it possible that you are discontinuing payroll deduction for the purposes of purchasing shares without a commission?

The Stock Investment Plan is not considered to be an employee benefit plan.  See the Benefits page of PowerNet for more information on our employee benefit plans.  We are required to terminate the Stock Investment Plan under the terms of the merger agreement with Wisconsin Energy.  In addition, please see Q. 37 regarding your option to join Wisconsin Energy’s Stock Plus Investment Plan following the merger effective date.

36.	When the Stock Investment Plan is terminated, how will this affect the shares held in my ESOP?
The termination of the Stock Investment Plan is separate and distinct from the ESOP, and the termination of the Stock Investment Plan will have no effect on the shares you hold in your ESOP.

37.	I currently reinvest my dividends to purchase additional shares of Integrys common stock. Will I have that option with the new company, WEC Energy Group?

Similar to the way that you are used to reinvesting your dividends through our Stock Investment Plan, Wisconsin Energy offers their Stock Plus Investment Plan.  The Stock Plus Investment Plan provides a convenient way to purchase WEC stock and reinvest dividends.  You will have the option to join Wisconsin Energy’s Stock Plus Investment Plan.

If you have questions on the Wisconsin Energy Stock Plus Investment Plan, please contact Computershare Shareowner Services at 800-558-9663 for assistance.

38.	I purchase shares of stock through payroll deduction. Will WEC’s Stock Plus Investment Plan allow me to purchase company stock through payroll deduction?

No.  However, an automatic investment option is available.  Under this option, you may elect to have funds withdrawn from your checking or savings account at a qualified financial institution once a month for investment in the plan as optional cash investments.

39.	If the Stock Investment Plan will terminate on June 10, 2015, will my June 19, 2015 dividend still be reinvested?

Under the terms of the merger agreement, the Stock Investment Plan will be terminated effective June 10, 2015, prior to the merger effective date.  Dividend reinvestment occurs through the Stock Investment Plan.  As a result, the June 19, 2015 dividend will be paid in cash to shareholders.

Additional Information and Where to Find It

In connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.